Exhibit 3.17

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF ARCADE PLANET, INC.

ARTICLE I

NAME

The name of the corporation is Arcade Planet, Inc.

ARTICLE II

PURPOSES

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III

STOCK

The corporation is authorized to issue one class of shares designated “Common Stock”. The number of shares of Common Stock authorized to be issued is 25,000,000.

ARTICLE IV

DIRECTORS’ LIABILITY AND INDEMNIFICATION OF AGENTS

The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law. The corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code)

through bylaw provisions, agreements with agents, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to the applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to the corporation and its shareholders.

Any amendment, repeal or modification of any provision of this Article IV shall not adversely affect any right or protection of a director or officer of the corporation existing at the time of such amendment, repeal or modification.